UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-50366

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2025 (MM/DD/YY) AND ENDING 12/31/2025 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: RNR Securities, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1802 Hempstead Turnpike
(No. and Street)

East Meadow	NY	11554
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Albert Akerman	516-222-8875	aakerman@rnrsecurities.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Adeptus Partners, LLC
(Name – if individual, state last, first, and middle name)

390 N. Broadway, Suite 120	Jericho	NY	11753
(Address)	(City)	(State)	(Zip Code)

01/06/2010	3686
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, William V, Romeo, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of RNR Securities, LLC, as of December 31, 2025, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature], CEO

Title: CEO

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☒ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☒ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

RNR SECURITIES, LLC

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

DECEMBER 31, 2025

TABLE OF CONTENTS

PAGE NO.

REPORT OF INDEPENDENT REGISTERED
    PUBLIC ACCOUNTING FIRM 1-2

FINANCIAL STATEMENTS

Statement of Financial Condition at December 31, 2025 3

Statement of Income for the Year Ended December 31, 2025 4

Statement of Changes in Members' Equity for the Year Ended
    December 31, 2025 5

Statement of Cash Flows for the Year Ended December 31, 2025 6

Notes to Financial Statements 7-16

SUPPLEMENTARY INFORMATION

Computation of Net Capital Pursuant to Rule 15c3-1 for the Year Ended
    December 31, 2025 17

Computation of Reserve Formula Under Rule 15c3-3 of the
Securities and Exchange Commission and Information Relating
To Possession and Control Pursuant to Rule 15c3-3 of the
Securities and Exchange Commission for the Year Ended December 31, 2025 18

Report of Independent Registered Public Accounting Firm on Applying
    Agreed-Upon Procedures 19-20

General Assessment Reconciliation 21

Report of Independent Registered Public Accounting Firm 22

Exemption Report 23



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Managing Members of
RNR Securities, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of RNR Securities, LLC as of December 31, 2025, the related statements of income, changes in members' equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of RNR Securities, LLC as of December 31, 2025, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of RNR Securities, LLC's, management. Our responsibility is to express an opinion on RNR Securities, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to RNR Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Computation of Net Capital under SEC Rule 15c3-1 has been subjected to audit procedures performed in conjunction with the audit of RNR Securities, LLC's financial statements. The supplemental information is the responsibility of RNR Securities, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Computation of Net Capital under SEC Rule 15c3-1 is fairly stated, in all material respects, in relation to the financial statements as a whole.



We have served as RNR Securities, LLC's auditor since 2022.

Adeptus Partners, LLC

Jericho, New York
April 14, 2026

RNR SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2025

A S S E T S

Assets

Cash and cash equivalents	$	167,157
Commissions receivable		162,846
Securities at fair value		60,978
Due from parent		21,875
Prepaid expenses and other assets		45,802
Property and equipment, net		24,742
Total assets	$	**483,400**

LIABILITIES AND MEMBERS' EQUITY

Liabilities

Commissions payable	$	175,537
Accrued expenses and other liabilities		65,370
Total liabilities		**240,907**

Members' Equity

Total Members' Equity		**242,493**
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	**483,400**

The accompanying notes are an integral part of these financial statements.


RNR SECURITIES, LLC
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2025


Revenues

Commissions	$	3,101,373
Interest and dividend income		4,538
Total revenues		3,105,911

Operating expenses

Employee compensation and benefits	1,860,347
Other operating expenses	209,867
Lease and occupancy expenses	118,314
Technology and communications expense	21,008
Other expenses	34,862
Office expenses	37,776
Regulatory fees	4,569
Total operating expenses	2,286,743

Other income

Unrealized gain		6,462
Net Income	$	825,630


The accompanying notes are an integral part of these financial statements.


RNR SECURITIES, LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2025

Balance, January 1, 2025	$ 289,086
Members' contributions	18,100
Members' distributions	(890,323)
Net income	825,630
Balance, December 31, 2025	$ 242,493

The accompanying notes are an integral part of these financial statements.

RNR SECURITIES, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2025

Cash flows from operating activities:	
Net income	$ 825,630
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization expense	16,512
Changes in operating assets and liabilities:	
Increase in securities, at fair value	(54,970)
Decrease in commissions receivable	159,931
Increase in prepaid expenses and other assets	(52,845)
Decrease in commissions payable	(55,411)
Decrease in accrued expenses and other liabilities	(5,129)
Decrease in accrued settlement	(14,999)
Net cash provided by operating activities	818,719
Cash flows from financing activities:	
Members' distributions	(890,323)
Members' contributions	18,100
Net cash used in financing activities	(872,223)
Net decrease in cash and cash equivalents	(53,504)
Cash and cash equivalents, beginning of year	220,661
Cash and cash equivalents, end of year	$ 167,157

The accompanying notes are an integral part of these financial statements.

1. **Organization**

RNR Securities, LLC (the "Company") was organized in New York on March 27, 1997. The Company is registered as a broker-dealer with the U.S. Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company has amended its Articles of Incorporation on September 11, 2025, to provide for perpetual existence. The Company operates pursuant to SEC Rule 17 C.F.R. Section 240.15c3-3(k)(2)(i), limiting business to the distribution of mutual funds and/or variable life insurance and annuities, and effective January 2011, the Company began distribution of real estate investment trusts ("REITS"). The Company operates as a limited liability company and the liability of the member of the Company is limited to the members' total capital contribution. The ownership of the Company is comprised of two members. One member has a 99% interest in the Company and the second minority member has a 1% interest in the Company.

The Company operates primarily as an introducing broker and engages in the business of providing brokerage services for customers limited to the distribution of mutual funds and variable life insurance and annuities. As a matter of normal business practice, the Company does not assume positions in securities.

2. **Summary of Significant Accounting Policies**

Basis of Accounting follows FASB ASC Topic 940
The Company has prepared its financial statements on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates
In preparing financial statements in conformity with GAAP, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at the date of the financial statements, and revenues and expenses during the reporting period. Actual results could differ from those estimates. Estimates are used when accounting for amortization and depreciation over an asset's estimated useful life and when considering contingencies.

Cash and Cash Equivalents
For purposes of the statement of cash flows, cash and cash equivalents consist of highly liquid debt investments with maturity of three months or less when purchased. The Company places its temporary cash investments with investment quality financial institutions.

Summary of Significant Accounting Policies - (Continued)

Leases

The Company follows Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 842, Leases, which requires lessees to recognize leases on the balance sheet and disclose key information about leasing arrangements, when applicable. The Company has no leases over 12 months for the year ending December 31, 2025.

Revenue Recognition

The Company follows the provisions of Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 606, Revenue from Contracts with Customers ("ASC Topic 606"). The revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services.

The guidance requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved.

Commissions. The Company receives commissions for the sale of mutual funds, insurance policies, REITS, and other financial products to customers.   The Company records commission revenue for sales of insurance policies on the effective date of the policy and after all contingencies have been resolved during the lookback period. Revenue from the sale of other financial products is recorded on the trade date. The Company believes the performance obligation is satisfied on the trade date, because that is the date that the underlying purchaser is identified, the pricing has been agreed upon, and the risks and rewards of ownership have been transferred.

Distribution fees. The Company enters into arrangements with managed accounts or other pooled investments vehicles (funds) to distribute shares to investors.   Distribution fees consists of trail commissions and 12b-1 fees on certain mutual funds sold to customers for a specified period of time that the

2.   Summary of Significant Accounting Policies - (Continued)

customer remains in the fund. The Company may receive distribution fees paid by the fund up front, over time, upon the investor's exit from the fund (that is, a contingent deferred sales charge), or as a combination thereof, resulting in a final transaction price. The Company records trail commission revenue when the transaction price is determined from the mutual funds.

The Company believes that its performance obligation is the sale of securities to investors and as such this is fulfilled on the trade date. Any fixed amounts are recognized on the trade date and variable amounts are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. For variable amounts, as the uncertainty is dependent on the value of the shares at future points in time as well as the length of time the investor remains in the fund, both of which are highly susceptible to factors outside the Company's influence, the Company does not believe that it can overcome this constraint until the market value of the fund and the investor activities are known, which are usually monthly or quarterly.   Distribution fees are recognized in the current period is primarily related to performance obligations that have been satisfied in prior periods.

Commissions Receivable and Current Expected Credit Losses
 The Company follows Accounting Standards Update ("ASU") 2016-13, Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. Subsequent changes in the estimated expected credit losses are reported in the respective period's earnings. Receivables are written off when they are determined to be uncollectable. As of both January 1, 2025 and December 31, 2025, there was no allowance for credit losses.

 Investment Valuation
The Company's investments in securities are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 5 for discussion of Fair Value Measurements.

Property and Equipment
Property and equipment is stated at cost. The costs of additions and betterments are capitalized and expenditures for repairs and maintenance are expensed in the period incurred.

When items of property and equipment are sold or retired, the related costs and accumulated depreciation are written off and any gain or loss is included in income.

2.   **Summary of Significant Accounting Policies - (Continued**

Depreciation and amortization of property and equipment is provided utilizing the straight-line method over the estimated useful lives of the respective assets as follows:

Computer Equipment	5-10 years
Furniture and fixtures	5-7 years
Leasehold improvements	15-20 years

Long-Lived Assets

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. For purposes of evaluating recoverability of long-lived assets, the Company evaluates the carrying value of its long-lived assets on an ongoing basis and recognizes impairment when the future undiscounted cash flows from operations are less than the carrying value of the related assets. The Company evaluated the fair value of long-lived assets and determined that no impairment existed at December 31, 2025.

Income Tax

Provisions for federal and state income taxes have not been provided for because the Limited Liability Company ("LLC") is classified as a partnership for income tax purposes and will not be subject to income tax. As such the LLC's income or loss and credits are passed through to the members and are reported on the members' income tax returns.

At December 31, 2025, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. The determination will always be subject to ongoing reevaluation as facts and circumstances may require. Based on the results of the Company's tax preparer's review the Company's tax position and the results from its operations, the Company has determined there were no uncertain tax positions.

The Company files income tax returns in the U.S. federal jurisdiction and New York State. The Company is no longer subject to U.S. federal, state and local examinations by tax authorities for the years before 2022.

Subsequent Events

In preparing these financial statements, the Company has evaluated events and transactions for potential recognition or disclosure through April 14, 2026, the date the financial statements were available to be issued. There were no significant subsequent events or transactions which required recognition or disclosure in the financial statements.

2.   **Summary of Significant Accounting Policies – (continued)**

Segment information

In accordance with the provisions of Accounting Standards Update 2023-07 Segment Reporting (Topic 280) Improvements to Reportable Segment Disclosures (ASC 280) the Company makes disclosures required by ASC 280 which are provided in Note 11 – Segment Reporting.

3.   **Leases**

The Company leases certain office space from its managing member under an Operating lease that expires on May 31, 2026.

This rent is for a month to month lease, which under ASC 842 qualifies as a short-term lease. Accordingly, lease payments are recognized as lease expense as incurred, and no right-of-use assets or lease liabilities are recorded.

Future minimum lease payments as of December 31, 2025 are as follows:

Year ending December 31:	Amount
2026	$27,600

4.   **Investments**

Investments in securities at December 31, 2025 are stated at estimated fair value and summarized as follows:

	Fair Value
Mutual funds	$ 60,978

Investment income for the year ended December 31, 2025 is as follows:

Interest and dividend income	$ 4,538
Unrealized gain	6,462
	$ 11,000

5.   **Fair value measurements**

FASB ASC Topic 820 establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under FASB ASC Topic 820 are described below:

Level 1   Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access.

Level 2   Inputs to the valuation methodology include:

- Quoted prices for similar assets or liabilities in active markets;

- Quoted prices for identical or similar assets or liabilities in inactive markets;

- Inputs other than quoted prices that are observable for the asset or liability;

- Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

5. **Fair value measurements – (Continued)**

Level 3   Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2025.

Mutual funds: Valued at the daily closing price as reported by the fund. Mutual funds held by the Company are open-end mutual funds that are registered with the SEC. These funds are required to publish their daily NAV and to transact at that price. The mutual funds held by the Company are deemed to be actively traded.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflect future fair values. Furthermore, while the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Company's assets at fair value on a recurring basis as of December 31, 2025:

Assets at Fair Value as of December 31, 2025

	Level 1	Level 2	Level 3	Total
Mutual funds	$ 60,978	$ -	$ -	$ 60,978
Total assets at fair value	$ 60,978	$ -	$ -	$ 60,978

6.   **Property and Equipment**

Property and equipment as of December 31, 2025 is summarized as follows:

Computer equipment	$	85,950
Furniture and fixtures		55,443
Leasehold improvements		55,433
		196,826
Less: Accumulated depreciation and amortization		172,084
Total property and equipment, net	$	24,742

Depreciation and amortization expense related to property and equipment amounted to $16,512 for the year ended December 31, 2025.

7.   **Related Party Transaction**

The Company shares its offices with R&R Financial Planners, Inc., a related party through majority common ownership of its managing member. The expense sharing agreement states that RNR Securities, LLC will reimburse R&R Financial Planners, Inc. for joint postage, postage rental fees, and utilities on a monthly basis. Expenses are paid if incurred. During the year ended December 31, 2025, the Company paid $22,857 to R&R Financial Planners for shared expenses. R&R Financial Planners owes RNR Securities LLC $21,875 for 401k match expense, as it now a part of the expense sharing agreement. In addition, the Company leases its offices from its managing member (See Note 3 and 9).

As of December 31, 2025, the Company had a due from parent of $21,875 related to amounts paid by the Company on behalf of R&R Financial Planners, Inc., which is unsecured, noninterest-bearing, and expected to be reimbursed in the ordinary course of business.

8.   **Net Capital Requirements**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2025, the Company had net capital of $124,859 which was $116,825 in excess of its minimum required net capital of $16,068. The Company's net capital ratio was 1.71 to 1.

9. **Commitments and Contingencies**

The Company leases office space from its managing member, William V. Romeo, under a lease that expired May 31, 2025. Effective June 1, 2025, the lease was renewed on a month-to-month basis. (See Note 3). During the year ended December 31, 2025 the Company made total rent payments under the leases of $55,200, which are included in lease and occupancy expenses on the statement of income.

The company also rents a second office on a month-to-month basis from its managing member, William V. Romeo. During the year ended December 31, 2025, the Company paid rent expense of $18,531 for the second office, which is included in lease and occupancy expenses on the statement of income. During the ordinary course of business, the Company may be named as a defendant in civil litigation matters. The Company maintains appropriate insurance, and works with reputable attorneys to resolve such matters.

10. **Concentration of Credit Risk**

In the normal course of business, the Company enters into financial transactions where the risk of potential loss due to changes in market or failures of the other party to the transaction to perform exceeds the amounts recorded for the transactions.

The Company's policy is to continuously monitor its exposure to market and counter-party risk through the use of a variety of financial position and credit exposure reporting and control procedures. In addition, the Company has a policy of reviewing the customer and/or other counter-party with which it conducts its business. As of December 31, 2025, there were no significant customer accounts having unsecured debit balances that presented any risk.

The Company maintains cash balances at several high credit quality financial institutions. The total of all account balances maintained at each institution in the United States is insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000 per institution. As of December 31, 2025, the Company had no cash and cash equivalents in excess of FDIC limits. The Company has not experienced and does not anticipate any losses with respect to these accounts.

In addition, money market funds are covered by the Securities Investor Protection Corporation ("SIPC") up to $500,000. The Company has not experienced and does not anticipate any losses with respect to these accounts.

11.   **Segment Information**

The Company operates as a broker-dealer and has one operating segment, as defined under ASC 280, Segment Reporting. The Company's business activities consist primarily of providing referral services in the securities industry. The Company has identified its Managing Member as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business to manage the Company. Additionally, the CODM uses excess net capital, which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy. The Company's operations constitute a single operating segment and therefore, an single reportable segment, as the CODM manages the Company's business activities using information of the Company as a whole. As the Company has only one operating segment, no additional segment-level information is required to be disclosed under the provisions of ASC 280.

The accompanying statement of income presents the segment revenue and expenses of this single reporting segment. All revenues and expenses are allocated to the Company's broker-dealer activities, and there were no significant variations in performance across different areas of the business.

The accompanying statement of financial condition presents all segment assets and liabilities of this single reporting segment.

See report of independent registered public accounting firm.

RNR SECURITIES, LLC
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15C3-1
FOR THE YEAR ENDED DECEMBER 31, 2025

Computation of net capital

Total members' equity

		$ 242,493

Less: Nonallowable assets

Due from parent	21,875	
Property and equipment, net	24,742	
Prepaid expenses and other assets	45,802	
		92,419

Net capital before haircuts on securities positions (tentative net capital)		$ 150,074

Haircuts on securities

Securities positions	9,147	
		9,147

Net Capital		$ 140,927

CONSOLIDATED COMPUTATION OF BASIC NET CAPITAL REQUIRED

Minimum net capital required 6-2/3% of aggregate indebtedness pursuant to Rule 15C3-1	16,068
Minimum dollar net capital requirement of reporting broker/dealer	5,000
Minimum net capital requirements of broker/dealer	16,068
Excess net capital	124,859
Excess net capital at 1,000%	116,825
Aggregate Indebtedness	240,907
Ratio of aggregate indebtedness to net capital	1.71

The above computation does differ materially from the computation of net capital under Rule 15c3-1 as of December 31, 2025 filed by RNR Securities, LLC in its Form X-17A-5 with the Financial Industry Regulation Authority ("FINRA") on January 26, 2026. Form X-17A-5 will be amended By April 10, 2026

See report of independent registered public accounting firm.

Computation of Reserve Formula Under Rule 15c3-3 of the Securities and Exchange Commission:

The Company is exempt from the provisions of Rule 15c3-3 as of December 31, 2025, under the Securities Exchange Act of 1934 in that the Company's activities are limited to those set forth in the condition for exemption appearing in paragraph (k)(2)(i).

Information Relating to Possession and Control Pursuant to Rule 15c3-3 of the Securities and Exchange Commission:

The Company is subject to the exemptive provisions of paragraph (k)(2)(i) of SEC Rule 15c3-3 and did not maintain possession or control of any customer funds or securities at December 31, 2025.

18

See report of independent registered public accounting firm.



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Managing Members of
RNR Securities, LLC

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2025. Management of RNR Securities, LLC (the Company) is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2025. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed, and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences.

2) Compared the total revenue amounts reported on the annual audited report Form X-17A-5 Part III for the year ended December 31, 2025 with the total revenue amounts reported in Form SIPC-7 for the year ended December 31, 2025, noting no differences.

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences; and

4) Reconciled the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the AICPA and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2025. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.



This report is intended solely for the information and use of RNR Securities, LLC and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Adeptes Partners, LLC

Jericho, New York
April 14, 2026

RNR SECURITIES, LLC
SUPPLEMENTARY INFORMATION
GENERAL ASSESSMENT RECONCILIATION
FOR THE YEAR ENDED DECEMBER 31, 2025

Total revenue	$ 3,112,373
Deductions:	
Revenues from the sale of variable annuities and mutual funds	3,096,454
Net income from securities in investment accounts	6,462
Total deductions	3,102,916
SIPC net operating revenues	9,457
General assessment @ .0015	14
Total payments	792
Assessment balance due or (overpayment)	(778)
Interest computed on late payment at 20% per annum	-
Total refund due	$ (778)

See Accountants' Agreed Upon Procedures Report.



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Managing Members of
RNR Securities, LLC

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which (1) RNR Securities, LLC (the Company) did not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and (2) the Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to the sale of mutual funds, variable annuities, insurance products and REITs, exclusively to effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to RNR Securities, LLC. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

RNR Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about RNR Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Adeptus Partners, LLC

Jericho, New York
April 14, 2026



RNR SECURITIES, L.L.C.
1802 Hempstead Turnpike
East Meadow, N.Y. 11554
Phone (516) 222-8875
Fax (516) 222-8871
Info@RNRSecurities.com

RNR Securities, LLC Exemption
Report Year Ended December 31, 2025

RNR Securities, LLC ("RNR") a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, RNR Securities LLC states the following:

(1) RNR does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

(2) RNR Securities, LLC is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because RNR Securities, is an introducing broker dealer whose business is limited to the sale of mutual funds, variable annuities, insurance products and REITs. exclusively to effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to RNR; and RNR (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception

(3) RNR Securities, LLC was in compliance with the provisions of Footnote 74 of the SEC Release No. 34-70073 and the amendments to the 17. C.F.R. §240.17a-5 throughout the most recent fiscal year without exception.

I, William V. Romeo, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

William V. Romeo, Managing Member